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SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Clark Sustainable Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Pennsylvania Avenue NW, Suite 300
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. McKenna, President (202) 461-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John J. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Clark Sustainable Capital, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

John J. McKenna, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 5 day of January 2016
Jamie Lynn Hargrove, Notary Public, D.C.
My commission expires May 31, 2020.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2015

CONTENTS


weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Hamilton Clark Sustainable Capital, Inc.

We have audited the accompanying statement of financial condition of Hamilton Clark Sustainable Capital, Inc. (a Delaware Limited Liability Company) (the Company) as of December 31, 2015, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information on pages 13 through 15 has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the accompanying supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 13 through 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2016

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: 713.850.8787 F: 713.850.1673

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 79,392
Accounts receivable	31,722
Prepaid expenses	3,249
Deposits	1,940
Property and equipment, net of accumulated depreciation of $11,278	2,686
Total assets	$ 118,989
LIABILITIES	
Accounts payable and accrued expenses	$ 15,112
Total liabilities	15,112
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	339,039
Retained deficit	(235,163)
Total stockholder's equity	103,877
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 118,989

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUES	
Consulting and advisory fees, net	$ 520,000
Other income	25,037
Total revenues	545,037
OPERATING EXPENSES	
Employee compensation	340,000
Occupancy, operating and overhead costs	202,947
Total operating expenses	542,947
INCOME BEFORE PROVISION FOR INCOME TAXES	2,090
INCOME TAX PROVISION	(550)
NET INCOME	$ 1,540

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2014	$ 1	$ 339,039	$ (236,703)	$ 102,337
Net income	-	-	1,540	1,540
BALANCE, December 31, 2015	$ 1	$ 339,039	$ (235,163)	$ 103,877

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,540
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,498
Changes in operating assets and liabilities	
Accounts receivable	26,349
Prepaid expenses	405
Deposits	658
Accounts payable and accrued expenses	14,709
Net cash provided by operating activities	46,159
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(1,474)
Net cash used in investing activities	(1,474)
Increase in cash and cash equivalents	44,685
CASH AND CASH EQUIVALENTS, beginning of year	34,707
CASH AND CASH EQUIVALENTS, end of year	$ 79,392
SUPPLEMENTAL CASH FLOW INFORMATION	
Federal and state taxes paid in cash	$ 550

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Hamilton Clark Sustainable Capital, Inc. (formerly Hamilton Clark Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. In June 2014, an amendment was approved to change the name of the Company to Hamilton Clark Sustainable Capital, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, and disclosures. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on income taxes in the statement of operations. For the year ended December 31, 2015, the Company had no interest and penalties on income taxes. At December 31, 2015, the Company's tax years 2012 and thereafter remain subject to examination by major tax jurisdictions.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are comprised of computers which are carried at cost less accumulated depreciation and amortization. Computers are depreciated on a straight-line basis over an estimated useful life of five years. Gains and losses on disposed assets are reflected in current operations. Depreciation expense totaled $2,498 for the year ended December 31, 2015.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred approximately $5,000 in advertising costs for the year ended December 31, 2015 which are included in occupancy, operating and overhead costs on the accompanying statement of operations.

NOTE 3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2015 and percentage of receivables due from major customers as of December 31, 2015 are as follows:

	Revenues	Receivables
Customer A	77%	0%
Customer B	15%	0%
	92%	0%

The Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital is .24 to 1 and the net capital of $64,280 exceeds the minimum net capital required of $5,000.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 5. INCOME TAXES

At December 31, 2015 deferred tax assets have been recognized for the following temporary differences in tax and financial accounting:

Net Operating loss carry forward	$ 125
Gross deferred tax asset	125
Valuation allowance	(125)
Net deferred	$ -

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2015, the Company has determined that sufficient uncertainty exists about the potential utilization of its deferred tax assets and therefore has recorded a valuation allowance of $125. The Company's change in valuation was $1,835 for the year ended December 31, 2015. At December 31, 2015, the Company had a federal income net operating loss carryforward of approximately $900, which will expire in 2031.

NOTE 6. COMMITMENTS

Lease Commitments

The Company leases its office space under an operating lease that expires on December 31, 2016. The Company anticipates rental payments of $35,142 for the year ending December 31, 2016. Rent expense totaled approximately $33,767 for the year ended December 31, 2015.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2015 there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2015 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015

Financial and Operation Combined Uniform Single Report
Part IIA

Broker or Dealer: Hamilton Clark Sustainable Capital, Inc. as of December 31, 2015

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 103,877	{3480}
2. Deduct ownership equity not allowable for Net Capital			-	{3490}
3. Total ownership equity qualified for Net Capital			103,877	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3520}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			103,877	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	39,597	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(39,597)	{3620}
7. Other additions and/or allowable credits (list)	-	{3630}		
8. Net capital before haircuts on securities positions	-	{3640}		
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	-	{3734}		
D. Undue concentration	-	{3650}		
E. Other (list)	-	{3736}	-	{3740}
10. Net Capital			$ 64,280	{3750}

Note: The above computation does not differ from the computation of net capital under Rule 15c-3-1 as of December 31, 2015, as amended and filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A, on February 26, 2016.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015
(CONTINUED)

Broker or Dealer: Hamilton Clark Sustainable Capital, Inc. as of December 31, 2015

Computation of Net Capital

Part A

11. Minimum net capital required (6 2/3% of line 18)		$ 1,007	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)		5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)		5,000	{3760}
14. Excess net capital (line 10 less line 13)		59,280	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)		58,280	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		15,112	{3790}
17. Add:			
A. Drafts for immediate credit	$ - {3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	- {3810}		
C. Other unrecorded amounts (list)	- {3820}	-	{3830}
18. Total aggregate indebtedness		15,112	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)		23.51%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%	{3860}

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debts	N/A	{3870}
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computer in accordance with Note (A)	N/A	{3880}
24. Net capital requirement (greater of line 22 or 23)	N/A	{3760}
25. Excess net capital (line 10 less 24)	N/A	{3910}
26. Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	N/A	{3920}

Note: The above computation does not differ from the computation of net capital under Rule 15c-3-1 as of December 31, 2015, as amended and filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A, on February 26, 2016.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015
(CONTINUED)

Part A

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)	(1)---Limited business (mutual finds and/or variable annuities only)	______	{4550}
B. (k)	(2)(i)---"Special Account for the Exclusive Benefit of customers" maintained	X	{4560}
C. (k)	(2)(i)---All customer transactions cleared throught another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) ______	______	{4570}
D. (k)	(3)---Exempted by order of the Commission	______	{4580}

Note: In the opinion of the management of Hamilton Clark Sustainable Capital, Inc. conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2015.


weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Hamilton Clark Sustainable Capital, Inc.

We have reviewed management's statements, included in the accompanying Hamilton Clark Sustainable Capital, Inc. (the Company) Assertions, in which (1) the Company identified the following provision of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

Houston, Texas
February 26, 2016

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
WEAVER AND TIDWELL, L.L.P. CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: 713.850.8787 F: 713.850.1673

HAMILTONCLARK

Hamilton Clark & Co.
1701 Pennsylvania Avenue NW, Suite 300
Washington, DC 20006
Tel. 202 461 2252
Fax 202 461 2254

Hamilton Clark Sustainable Capital, Inc. Assertions

Hamilton Clark Sustainable Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Hamilton Clark Sustainable Capital, Inc.

I, John J. McKenna, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



John J. McKenna, President

January 4, 2016



INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Hamilton Clark Sustainable Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7), which were agreed to by Hamilton Clark Sustainable Capital, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation (SIPC), solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries and check copies noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. No overpayment applied to the current assessment on Form SIPC-7.

To the Board of Directors
Hamilton Clark Sustainable Capital, Inc.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

AMENDED General Assessment Reconciliation AMENDED

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

842236
Hamilton Clark Sustainable Capital Inc.
1701 Pennsylvania Avenue NW STE 300
Washington, TX 20006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel E. LeGaye (281) 367-2454

2. A. General Assessment (item 2e from page 2) $ 1,300.00

B. Less payment made with SIPC-6 filed (exclude interest) (375.00)
07/23/15
Date Paid
02/11/16 - SIPC-7 payment (850.00)

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 75.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 75.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 75.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hamilton Clark Sustainable Capital Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of______________, 20_____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 15
and ending 12/31, 20 15
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 545,037

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Reimbursed Expenses 25,037

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) ______

Total deductions 25,037

2d. SIPC Net Operating Revenues $ 520,000

2e. General Assessment @ .0025 $ 1300.00

(to page 1, line 2.A.)